May 26, 2006

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Donald Abbott
Mark Brunhofer

Re:	PartnerRe Ltd.
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-14536

Ladies and Gentlemen:

We are writing in response to the Staff’s comments on PartnerRe’s Form 10-K for the fiscal year ended December 31, 2005, as transmitted to us in a letter dated May 4, 2006. As discussed with the Staff in a call on May 10, 2006, PartnerRe intends to reply in full to its comments in the near future.

PartnerRe is considering entering the capital markets as soon as market conditions allow, and in that regard, seeks to resolve one specific comment, referred to below, before proceeding with its offering. For your convenience, we have restated that comment in bold type below along with our response.

Note 3: Investments

(i) Other Invested Assets, page 90

11.	Your equity in the earnings of Channel Re appears to be material in 2005. Please provide us with your analysis under Rules 3-09 and 4-08(g) of Regulation S-X indicating why you did not provide the financial statements or summary financial information of Channel Re.

Application of Rule 3-09 of Regulation S-X

Although the application of the income test for fiscal year 2005 would indicate a requirement to provide audited financial statements of Channel Re under Rule 3-09, we believe there are several strong arguments as to why such literal application of the requirement produces a counterintuitive result. As such, we have requested a waiver of such requirement from the Division of Corporation Finance based on PartnerRe’s unique facts and circumstances. A copy of our letter, dated May 26, 2006, addressed to Ms. Carol Stacey, Chief Accountant, is attached as Exhibit A to this letter.

Partner Reinsurance Company Ltd	Tel: +1 441 292 0888	www.partnerre.com
Fifth Floor, Wellesley House South	Fax: +1 441 292 7010	The thinking insurer’s reinsurer.
90 Pitts Bay Road,
Pembroke, HM 08, Bermuda

Rule 3-09 provides that if the registrant is a large accelerated filer or an accelerated filer and the investee is a foreign business, the registrant can file the financial statements of a non-U.S. investee in an amended Form 10-K within six months after the registrant’s or the investee’s fiscal year-end, whichever is later. We believe Channel Re is a foreign business, with a fiscal year end of December 31, 2005. Therefore, the filing deadline is June 30, 2006. In the event that we do not receive a waiver pursuant to our request to Ms. Stacey, PartnerRe will work with Channel Re in order to file Channel Re’s audited 2005 financial statements in an amended Form 10-K prior to June 30, 2006, as required by Rule 3-09.

Disclosure under Rule 4-08(g) of Regulation S-X
Using financial statement measures typical for an insurance or reinsurance company, we evaluated the materiality of Channel Re to PartnerRe’s consolidated financial results in accordance with APB 18, The Equity Method of Accounting for Investments in Common Stock, paragraph 20(d). The following table shows 2005 financial information (in $ millions) for both Channel Re and PartnerRe. It should be noted that the Channel Re information represents PartnerRe’s 20% share of Channel Re’s results.

	Channel Re 2005	PartnerRe 2005	Percentage

Invested assets	$117	$9,579	1.2%
Total assets	130	13,744	0.9
Total liabilities	41	10,651	0.4
Total revenues	17	4,205	0.4
Net income (loss)	9	(51)	not meaningful

PartnerRe does not intend to increase its investment in Channel Re and expects that Channel Re’s contribution to PartnerRe’s results will remain in the 1%-3% range. As the investment in Channel Re has never been and is not expected to be a significant contributor to PartnerRe’s operations or financial statements, and because Channel Re’s results exceeded the Rule 4-08(g) thresholds only as a result of extreme industry events, as discussed in our letter to Ms. Stacey, and not from the unique operations of PartnerRe, it is our judgment under APB 18 that summarized financial information relating to Channel Re was not material, meaningful or relevant to PartnerRe’s investors, therefore such disclosures were not included in the PartnerRe financial statements included in its 2005 Form 10-K filing.

PartnerRe will provide such summarized financial information in our future filings that contain 2005 financial statements and any future period during which the significance tests under Rule 4-08(g) are met.

Partner Reinsurance Company Ltd	Tel: +1 441 292 0888	www.partnerre.com
Fifth Floor, Wellesley House South	Fax: +1 441 292 7010	The thinking insurer’s reinsurer.
90 Pitts Bay Road,
Pembroke, HM 08, Bermuda

Conclusion

As noted above, PartnerRe is working with the Division of Corporation Finance on the applicability of Rule 3-09 of Regulation S-X to PartnerRe’s facts and circumstances of 2005.

We respectfully ask the Staff to concur with PartnerRe’s conclusions that the disclosure requirements of Rule 4-08(g) of Regulation S-X related to PartnerRe’s investment in Channel Re for the year ended December 31, 2005 in PartnerRe’s Form 10-K were not relevant or useful to investors.

*****

In light of PartnerRe’s potential capital markets activities, we would appreciate the opportunity to discuss the above matter with the Staff on an accelerated basis. We are continuing to evaluate and finalize our responses to the other comments in your letter dated May 4, 2006 and will reply in full in the near term.

If you have any questions or wish to discuss any part of this letter, please contact me at (203) 485-8150, Ethan James at (212) 450-4244 or Richard Sandler at (212) 450-4224.

Very truly yours,

Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.

cc:	Albert Benchimol	Scott D. Moore	Richard Sandler
	Amanda Sodergren	PartnerRe U.S. Corporation	Ethan James
	PartnerRe Ltd.		Davis Polk & Wardwell

Partner Reinsurance Company Ltd	Tel: +1 441 292 0888	www.partnerre.com
Fifth Floor, Wellesley House South	Fax: +1 441 292 7010	The thinking insurer’s reinsurer.
90 Pitts Bay Road,
Pembroke, HM 08, Bermuda

Exhibit 99. A

May 26, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Carol Stacey

Re:	PartnerRe Ltd.
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-14536

Request for Waiver of Rule 3-09

Dear Ms. Stacey:

We are writing as a consequence of the Staff’s comments on PartnerRe’s Form 10-K for the fiscal year ended December 31, 2005, as transmitted to us in a letter dated May 4, 2006. As discussed with the Staff in a call on May 10, 2006, PartnerRe intends to reply in full to its comments in the near future.

The purpose of this letter is to request a waiver of the requirement to provide audited financial statements for the year ended December 31, 2005 and unaudited financial statements for the period ended December 31, 2004 prior to June 30, 2006 under a literal application of Rule 3-09 of Regulation S-X for PartnerRe’s investment in Channel Reinsurance Ltd. (Channel Re) in PartnerRe’s Form 10-K for the year ended December 31, 2005. Rule 3-09 provides that if the registrant is a large accelerated filer or an accelerated filer and the investee is a foreign business, the registrant can file the financial statements of a non-U.S. investee in an amended Form 10-K within six months after the registrant’s or the investee’s fiscal year-end, whichever is later. Channel Re is a foreign business, with a fiscal year end of December 31, 2005.

PartnerRe is considering entering the capital markets as soon as market conditions allow, and in that regard, seeks such waiver before proceeding with its offering.

Overview of PartnerRe

PartnerRe, incorporated in Bermuda on August 24, 1993, is a reinsurance group that provides reinsurance on a worldwide basis. Risks reinsured include, but are not limited to, property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, other lines and life/annuity and health. The Company also offers alternative risk products that include weather and credit protection to financial, industrial and service companies on a worldwide basis. As of December 31, 2005, PartnerRe had assets of over $13 billion, shareholders’ equity in excess of $3 billion, total revenues of $4.2 billion and a net loss of $51 million.

Partner Reinsurance Company Ltd	Tel: +1 441 292 0888	www.partnerre.com
Fifth Floor, Wellesley House South	Fax: +1 441 292 7010	The thinking insurer’s reinsurer.
90 Pitts Bay Road,
Pembroke, HM 08, Bermuda

Overview of Channel Re

Channel Re commenced operations in February 2004 as a private financial guaranty reinsurer domiciled in Bermuda. PartnerRe invested in Channel Re as part of its alternative risk business strategy, and acquired its 20% ownership interest in Channel Re in February 2004. PartnerRe uses the equity method to record its share of Channel Re’s results. Channel Re has contributed 1.2% and 24.85% to PartnerRe’s income from operations for the period and year-end 2004 and 2005, respectively. We expect that Channel Re will contribute on an annual basis approximately 1-3% of PartnerRe’s income from operations in the foreseeable future. As of December 31, 2005, Channel Re had total assets of $652 million, total shareholders’ equity of $445 million, total revenues of $83 million and total net income of $46 million.

The Company has no plans to increase its investment in Channel Re and, in the current business environment, the 2006 results of Channel Re are not expected to be materially different from those of 2005.

Significant Subsidiary Tests under Rule 1-02(w)

The investment test for PartnerRe’s investment in Channel Re under Rule 1-02(w) was 0.63% and 0.62% for the fiscal years ended December 31, 2005 and 2004, respectively. PartnerRe expects that the investment in Channel Re will represent a similar percentage for the fiscal year ended December 31, 2006 and for the foreseeable future.

The income test result under Rule 1-02(w) was 1.20% for the fiscal year ended December 31, 2004. For the fiscal year ended December 31, 2005, PartnerRe recorded pre-tax losses for Hurricanes Katrina, Rita and Wilma of $773 million, resulting in a loss from continuing operations before income taxes and interest in earnings of equity investments of $37.9 million. Using the absolute value of this loss and equity earnings from our investment in Channel Re produces an income test of 24.85% in 2005, indicating a requirement under Rule 3-09 that audited financial statements of Channel Re for the year ended December 31, 2005 and unaudited financial statements for the period ended December 31, 2004 be filed within six months of PartnerRe’s fiscal year end, i.e., June 30, 2006. Excluding the impact of these unusually high loss events, the result of the income test would be 1.3% . PartnerRe expects the income test for the fiscal year ending December 31, 2006 to be less than 3%.

Partner Reinsurance Company Ltd	Tel: +1 441 292 0888	www.partnerre.com
Fifth Floor, Wellesley House South	Fax: +1 441 292 7010	The thinking insurer’s reinsurer.
90 Pitts Bay Road,
Pembroke, HM 08, Bermuda

We understand that the Staff, as a matter of general policy, does not allow alternative measures to determine significance, however we believe that the Staff will consider novel circumstances that clearly demonstrate that the investee is insignificant. As noted in Appendix A, PartnerRe has historically reported net income for every year of its existence, with the exception of 2001 (September 11 losses) and 2005 (Hurricanes Katrina, Rita, and Wilma). These two years represent years of extraordinarily large losses to the insurance and reinsurance industry, and are not specific to PartnerRe. The SEC has allowed the averaging of results for the income test in order to avoid an investment being considered material in one year, but not another. While this averaging concept may be applied in years of a de minimus income (or when a loss was recorded in a previous year(s)), there is an exception that does not allow such averaging to be used in the current year when the registrant has a net loss.

However, the insurance and reinsurance industry is inherently volatile, so that in years that include very unusual large loss events, such as September 11, 2001 and the severe catastrophe activity of 2005, a strict application of the income tests may produce unintended results. A five-year averaging of PartnerRe’s results, excluding the loss years of 2005 and 2001 and dividing by five years ($233 million) produces a better indication of the insignificance of Channel Re (4%). It is our belief that this measure shows the true substance of the Channel Re investment on PartnerRe’s operations, as opposed to a mechanical application of the income test.

Application of Rule 3-09 of Regulation S-X

PartnerRe acknowledges that under one of the tests outlined in Rule 3-09, audited financial statements would be required for Channel Re for the December 31, 2005 fiscal year and unaudited financial statements for the period ended December 31, 2004. However, the Company believes that there are mitigating qualitative facts and circumstances that outweigh these specific quantitative thresholds, thereby obviating the need for such additional disclosures in Partner Re’s Annual Report on Form 10-K for the year ended December 31, 2005.

Disclosure under Rule 4-08(g) of Regulation S-X

For the 2005 Form 10-K, we did not provide summarized financial information of Channel Re in accordance with Rule 4-08(g) and APB 18, The Equity Method of Accounting for Investments in Common Stock, paragraph 20(d), because we did not believe it was material. We will provide such summarized financial information in our future filings that contain 2005 financial statements and any future period during which the significance tests under Rule 4-08(g) are met.

Partner Reinsurance Company Ltd	Tel: +1 441 292 0888	www.partnerre.com
Fifth Floor, Wellesley House South	Fax: +1 441 292 7010	The thinking insurer’s reinsurer.
90 Pitts Bay Road,
Pembroke, HM 08, Bermuda

Costs versus Benefits

Channel Re’s separate company financial statements have not historically been required to be included or disclosed and we do not expect them to be required to be included or disclosed in the future. Audited financial statements are prepared under U.S. GAAP, but as a private company, they are prepared solely for the information and use of its investors. As such, the financial statements may not include all information required for a filing pursuant to Rule 3-09. We believe that the cost to create compliant financial statements is not justified by the level of significance of Channel Re to the overall financial condition and results of operations of PartnerRe, particularly given our belief that such statements will not be required in future periods absent significant catastrophes as occurred in 2005.

Conclusion

In no single quarter since the acquisition of its ownership in Channel Re has PartnerRe’s investment in Channel Re met the definition of a significant subsidiary. However, because PartnerRe had a marginal pre-tax loss of $37.9 million in 2005 (due to the significant and unusual level of losses primarily stemming from Hurricanes Katrina, Rita and Wilma), Channel Re did meet the definition of a significant subsidiary under the absolute value income test for the full year, as PartnerRe’s positive results of the first two quarters of 2005 ($321 million) were offset by losses in the third and fourth quarters ($359 million).

We note the Staff’s history of support for the insurance and reinsurance industry in the aftermath of catastrophic events, most recently as relates to companies impacted by Hurricanes Katrina, Rita and Wilma. We respectfully ask the Staff’s consideration of the impact on PartnerRe relative to this issue.

For the above reasons, we respectively request the Staff to grant a waiver of the requirement to provide audited financial statements of Channel Re for the year ended December 31, 2005 and unaudited financial statements for the period ended December 31, 2004 by June 30, 2006 as required by the strict application of Rule 3-09 of Regulation S-X.

*****

PartnerRe has brought this issue to the attention of its Audit Committee, which concurred with management’s position.

In light of PartnerRe’s potential capital markets activities, we would appreciate the opportunity to discuss the above matter with the Staff on an accelerated basis. We hope that the foregoing information provides an appropriate background as to the facts and circumstances around PartnerRe’s position that Channel Re is not significant and that its financial statements under Rule 3-09 are not relevant and useful to investors.

Partner Reinsurance Company Ltd	Tel: +1 441 292 0888	www.partnerre.com
Fifth Floor, Wellesley House South	Fax: +1 441 292 7010	The thinking insurer’s reinsurer.
90 Pitts Bay Road,
Pembroke, HM 08, Bermuda

If you have any questions or wish to discuss any part of this letter, please contact me at (203) 485-8150.

Very truly yours,

Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.

cc:	Albert Benchimol	Christine Davine	Richard Sandler
	Amanda Sodergren	Ed Morrissey	Ethan James
	PartnerRe Ltd.	Deloitte & Touche	Davis Polk & Wardwell

Scott D. Moore
PartnerRe U.S.
Corporation

Partner Reinsurance Company Ltd	Tel: +1 441 292 0888	www.partnerre.com
Fifth Floor, Wellesley House South	Fax: +1 441 292 7010	The thinking insurer’s reinsurer.
90 Pitts Bay Road,
Pembroke, HM 08, Bermuda

Appendix A

(1) History of Channel Re test of significance.

Year	Investment test	Income test

1Q2004	0.62%	n/a
2Q2004	0.63%	0.57%
3Q2004	0.62%	3.84%
4Q2004	0.62%	1.63%
2004	0.62%	1.20%

1Q2005	0.62%	1.87%
2Q2005	0.63%	1.20%
3Q2005	0.65%	0.60%
4Q2005	0.63%	9.24%
2005	0.63%	24.85%

1Q2006	0.61%	1.07%

(2) History of PartnerRe net income from 1994 (first full year of operations) through the first quarter of 2006.

Year	Consolidated pre-tax income (loss) (1)	Year	Consolidated pre-tax income (loss) (1)
	(millions)		(millions)

1994	$146	2001	$(258)
1995	224	2002	193
1996	250	2003	470
1997	289	2004	500
1998	277	2005	(38)
1999	51	1Q2006	209
2000	99

(1) Per Rule 1-02(w), the consolidated pre-tax income is presented before extraordinary items and cumulative effect of a change in accounting principle and is presented before the interest in earnings of Channel Re for any loss years.

Partner Reinsurance Company Ltd	Tel: +1 441 292 0888	www.partnerre.com
Fifth Floor, Wellesley House South	Fax: +1 441 292 7010	The thinking insurer’s reinsurer.
90 Pitts Bay Road,
Pembroke, HM 08, Bermuda